4-1-02

FORM 6-K

02027482

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On March 20, 2002, the Audit Committee of the Board of Directors of Autonomy Corporation plc (the "Company") decided to no longer engage Arthur Andersen LLP ("Arthur Andersen") as the Company's independent public accountants. On April 22, 2002, Arthur Andersen formally resigned as the Company's independent public accountants, in accordance with U.K. standard procedures, and the Board of Directors of the Company approved the engagement of Ernst & Young LLP ("E&Y") to serve as the Company's independent public accountants for 2002. The selection of E&Y as the Company's independent public accountants for 2002 will be placed before the shareholders of the Company at the Company's next annual general meeting.

On April 25, 2002, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's results of operations for the three months ended March 31, 2002. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on April 25, 2002, announcing results of operations for the three months ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: April 26, 2002

By: [signature]

Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on April 25, 2002 announcing results of operations for the three months ended March 31, 2002.

Autonomy™

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2002 SHOWING SIGNIFICANT PROFIT GROWTH

Revenues and earnings increase from Q4 2001; EPS is $0.03 per share from $0.01 per share in Q4 2001

Autonomy's first quarter conference call will be available live on the World Wide Web at www.autonomy.com on Thursday, April 25, 2002 at 9:30 a.m. BST/4:30 a.m. EDT/1:30 a.m. PDT

SAN FRANCISCO, California and CAMBRIDGE, England ñ April 25, 2002 ñ Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the first quarter ended March 31, 2002.

Financial Highlights

	Three Months Ended		
		(unaudited)	
Results in US$	March 31, 2002	Dec. 31, 2001	March 31, 2001
($000's except per share)			
Revenues	$14,076	$13,480	$14,658
Gross profit	13,900	12,852	13,944
Gross profit margin	99%	95%	95%
Adjusted net profit	$3,210	$1,829	$1,570
Adjusted earnings per share*			
- basic	$ 0.03	$ 0.01	$ 0.01
- diluted	$ 0.03	$ 0.01	$ 0.01

ó ó ó ó ó ó ó ó

* Adjusted net profit and EPS excludes translational foreign exchange gains and losses and associated tax effects for all periods.

First Quarter 2002 Corporate Highlights

- Adjusted EPS up to $0.03 from $0.01 in Q4 2001 and $0.01 in Q1 2001
- Ninth consecutive quarter of profitability
- Revenues increase from Q4 2001
- Profit before tax for Q1 2002 is $4.2 million
- Gross margins remain high at 99%
- Blue chip first quarter wins include the BBC, GM, Philip Morris, Sun Microsystems, McGraw Hill, AT&T, British Tourist Authority, the US Navy and the US Department of Labor
- Autonomy OEM program on track with six new agreements, including EDS for product life-cycle management
- OEM-derived revenues increase to 21% of total revenue, including $2.1 million of royalties
- Average contract size remains stable at $343,000
- Cash generative with strong balance sheet with $145.4 million in cash

Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, *ìWe are pleased to announce today a significant increase in profits coupled with revenue growth. We have performed well in difficult sector conditions and in a traditionally seasonally weak quarter. The company is in a strong position to take advantage of the upturn, as we were strongly cash generative in the quarter and ended the quarter with a cash balance of $145.4 million. Our OEM business performed particularly well, and we were pleased to see the technology broadly applied over many areas such as e-learning, security, product life cycle management, sales automation, human resources and customer relationship management. In the first quarter our award-winning technology was selected by new and existing blue chip customers in a wide variety of industries throughout the world including the BBC, GM, Philip Morris, Sun Microsystems, McGraw Hill, AT&T, British Tourist Authority, the US Navy and the US Department of Labor. Our average contract size remained stable at $343,000 as companies continue to recognize the business benefits of our automated infrastructure.î*

Dr. Lynch continued, *íOur global customer base continued to increase to more than 525 customers, ranging from major governments to many of the leading Fortune 500 companies. This success is built on the value proposition we bring to our clients, namely a rapid return on investment through automation. We enable enterprises to operate more efficiently, while providing our OEM and indirect channel partners with a solution to a fundamental problem - making sense and use of unstructured information in an efficient and effective manner.î*

First Quarter 2002 Financial Highlights

Revenues for the first quarter totalled $14.1 million, up 4% from $13.5 million for the fourth quarter of 2001, and down 4% from $14.7 million for the first quarter of 2001. U.S. revenues of $6.2 million were 44% of total revenues, European revenues totalling $7.8 million were 55% of total revenues and Asia Pacific revenues of $0.1 million were 1% of total revenues in the first quarter of 2002.

Gross profits for the quarter were $13.9 million, up 8% from $12.9 million in the fourth quarter of 2001, and unchanged from $13.9 million in the first quarter of 2001. First quarter gross margins were 99%, compared to 95% in both the fourth and first quarters of 2001.

Adjusted net income for the first quarter of 2002 was $3.2 million, or $0.03 per diluted share, compared to adjusted net income of $1.8 million, or $0.01 per diluted share, for the fourth quarter of 2001 and compared to adjusted net income of $1.6 million, or $0.01 per diluted share, for the first quarter of 2001. Adjusted net income excludes translational foreign exchange gains and losses and associated tax effects for all periods. Net income for the first quarter of 2002 was $3.4 million, or $0.03 per diluted share, compared to net income of $2.0 million, or $0.02 per diluted share, for the fourth quarter of 2001 and compared to net income of $5.7 million or $0.04 per diluted share, for the first quarter of 2001.

Cash increased in the quarter to $145.4 million, compared to a balance of $143.6 million at the end of 2001, and compared to $143.8 million at the end of the first quarter of 2001.

Accounts receivable days sales outstanding fell to 90 days for the first quarter of 2002, compared to 95 days for the fourth quarter of 2001. Receivables for the first quarter were $13.9 million compared to $14.2 million for the fourth quarter of 2001 and were $14.1 million at the end of the first quarter of 2001. Deferred revenues were $9.7 million gross ($3.5 million net) at March 31, 2002, compared with $9.1 million gross ($3.2 million net) at December 31, 2001, and compared with $8.8 million gross ($5.1 million net) at March 31, 2001.

Product Sales

Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major wins included: Blue Cross Blue Shield, PacifiCorp, Lafarge Edifixio, the British Tourist Authority, the Greek Army and the Dutch Government. Repeat business from existing customers, such as the BBC, Sun Microsystems, AT&T, GM, Philip Morris, Siemens, McGraw Hill, the UK Ministry of Defense and the US Department of Labor accounted for approximately 30% of revenue for the quarter.

Increasingly detailed ROI and business case studies are assisting the sales process in a number of unexpected ways. In the face of such stringent scrutiny, potential competitors are challenged to defend technologies that continue to require significant manual support. Conversely, while Autonomyís technology is able to provide significant return on investment in basic areas such as support and maintenance and reduced manualization, the scrutiny of ROI and thorough business case proposals is ensuring that the technology is deployed in sophisticated and innovative ways that further prove Autonomyís market leader status.

Strategic Partnerships and OEMs

Autonomy's OEM Program continues to progress according to plans with the addition of six new OEMs, including EDS for product life-cycle management, and others for sales automation, e-learning, security, storage, voice and video. OEM-derived revenues for the first quarter of 2002 accounted for approximately 21% of revenues, increasing to $3.0 million, up 36% from $2.2 million for the fourth quarter of 2001, and up 76% from $1.7 million in the first quarter of 2001. OEM-derived revenues included $1.2 million of pre-paid royalties in the first quarter of 2002 and ongoing OEM royalties of

$0.8 million, compared with pre-paid royalties of $0.5 million for the fourth quarter of 2001 and ongoing OEM royalties of $0.6 million.

Q1 Corporate Developments

During the first quarter of 2002, Autonomy shipped its first PODS products, bringing Autonomy functionality seamlessly and easily into third-party applications. To further the development of the PODS Autonomy continued to hire new R&D personnel in to the new dedicated division. In addition, during the quarter Autonomy strengthened its U.S. management team with the appointment of two new senior managers to manage sales and operations, and appointed a new country manager for Germany.

About Autonomy Corporation plc

Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's Intelligent Data Operating Layer (IDOL) powers applications dependent upon unstructured information including: e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 550 global companies, including Astra Zeneca, BAE Systems, Deutsche Bank, Ericsson, General Motors, Lucent, Royal SunAlliance, Sun Microsystems and public sector agencies including the United States Department of Defense, NASA and the United States Department of Energy. Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Oracle, Sybase and Vignette. Autonomy has offices in North America, Europe, Asia and Australia and is on the Web at http://www.autonomy.com.

Caution Concerning Forward-Looking Statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F.

Financial Media Contacts:
Ian Black, Director of Corporate Communications
Autonomy Corporation plc
+44 (0)1223 448 000

Edward Bridges
Financial Dynamics
+44 (0)20 7831 3113

Analyst and Investor Contacts:
Sushovan Hussain, Chief Financial Officer
Autonomy Corporation plc
+44 (0)1223 448 000

Edward Bridges
Financial Dynamics
+44 (0)20 7831 3113

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended		
		(unaudited)	
	March 31, 2002	Dec. 31, 2001	March 31, 2001
Revenues	$ 14,076	$ 13,480	$ 14,658
Cost of revenues	(176)	(628)	(714)
Gross profit	13,900	12,852	13,944
Operating expenses:			
Research and development	(2,020)	(2,594)	(2,000)
Sales and marketing	(7,410)	(7,179)	(9,085)
General and administrative	(1,381)	(1,587)	(2,436)
Provision for doubtful accounts	(345)	(477)	506
Total operating expenses	(11,156)	(11,837)	(13,015)
Profit from operations	2,744	1,015	929
Share of loss of associated company and minority interest	(76)	(60)	38
Interest income, net	1,306	1,408	1,896
Gain on foreign exchange	225	309	5,930
Profit before income taxes	4,199	2,672	8,793
Provision for income taxes	(831)	(627)	(3,072)
Net profit	$ 3,368	$ 2,045	$ 5,721
Basic earnings per share	$ 0.03	$ 0.02	$ 0.05
Diluted earnings per share	$ 0.03	$ 0.02	$ 0.04
Weighted average ordinary shares outstanding	127,526	127,046	126,997
Weighted average ordinary shares outstanding, assuming dilution	128,416	128,403	131,885

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As at		
	March 31, 2002	(unaudited) Dec. 31, 2001	March 31, 2001
ASSETS			
Current assets:			
Cash and cash equivalents	$ 145,377	$ 143,604	$ 143,814
Accounts receivable, net of allowances for doubtful accounts of $2,274, $2,833 and $2,119 as of March 31, 2002, Dec. 31, 2001 and March 31, 2001, respectively	$13,876	14,159	14,078
Prepaid expenses and other current assets	3,415	2,737	1,772
Deferred tax asset	309	522	ó
Total current assets	162,977	161,022	159,664
Property and equipment	4,065	3,955	2,923
Less accumulated depreciation	(1,912)	(1,717)	(1,103)
Property and equipment, net	2,153	2,238	1,820
Intangible assets, net	767	156	616
Goodwill, net	4,323	4,389	4,740
Other investments, cost	2,996	2,312	2,074
Deferred tax asset	ó	150	ó
TOTAL ASSETS	$ 173,216	$ 170,267	$ 168,914
LIABILITIES AND SHAREHOLDERSí EQUITY			
Current liabilities:			
Accounts payable	$3,556	$1,437	$1,761
Taxes payable, including corporation tax	2,014	3,092	7,381
Accrued expenses and other liabilities	7,214	7,987	6,705
Deferred revenue	3,497	3,190	5,122
Total current liabilities	16,281	15,706	20,969
Minority interest	(238)	(206)	(87)
Shareholdersí equity:			
Ordinary shares (1)	662	661	660
Additional paid-in capital	159,397	158,487	158,195
Accumulated profit (deficit)	6,563	3,195	(449)
Other accumulated comprehensive income	(9,449)	(7,576)	(10,374)
Total shareholdersí equity	157,173	154,767	148,032
TOTAL LIABILITIES AND SHAREHOLDERSí EQUITY	$ 173,216	$ 170,267	$ 168,914

ó ó ó ó ó ó ó ó

(1) As of March 31, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,526,219 issued and outstanding; December 31, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,254,612 issued and outstanding; as of March 31, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,136,495 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		
	March 31 2002	(unaudited) Dec. 31, 2001	March 31, 2001
Cash flows from operating activities:			
Net profit	$3,368	$2,045	$5,721
Adjustments to reconcile net profit to net cash, provided by (used in) operating activities:			
Depreciation and amortization	233	386	696
Share of earnings of associated company and minority interest	76	60	(38)
Provision for doubtful accounts	345	477	(1,359)
Deferred tax	352	(133)	
Share-based compensation	ó	ó	(197)
Foreign currency movements	(227)	(309)	(5,930)
Changes in operating assets and liabilities:			
Accounts receivable	(1,035)	(2,383)	9,598
Prepaid expenses and other current assets	(550)	(150)	(524)
Deferred revenues	357	27	(1,475)
Accounts payable	1,502	(1,149)	(445)
Accrued expenses and other liabilities	(1,526)	323	1,680
Net cash provided by (used in) operating activities	2,895	(806)	7,727
Cash flows from investment activities:			
Purchase of equipment	(151)	(102)	(774)
Purchase of intangibles	ó	3	(52)
Purchase of investments	ó	(289)	(95)
Net cash used in investing activities	(151)	(388)	(921)
Cash flows from financing activities:			
Proceeds from issuance of shares, net of issuance costs	909	80	435
Net cash provided by financing activities	909	80	435
Effect of foreign exchange on cash and cash equivalents	(1,880)	(1,458)	(917)
Net increase (decrease) in cash and cash equivalents	1,773	(2,572)	6,324
Beginning cash and cash equivalents	143,604	146,176	137,490
Ending cash and cash equivalents	$145,377	$143,604	$143,814
Supplemental disclosure of cash flow information:			
Cash received (paid) for:			
Interest, net	$1,306	$1,408	$2,133
Income taxes	$(1,600)	$(2,885)	$(10)

The accompanying notes are an integral part of these financial statements

1. Basis of presentation

The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or the iCompany") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2001, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although these consolidated financial statements do not include all information and footnotes required by US GAAP. The quarterly information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three months ended March 31, 2002, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2001, and the risk factors as set forth in the Form 20-F.

2. Segment information

	Three Months Ended (Unaudited)		
Revenue by country:	March 31, 2002	Dec. 30, 2001	March 31, 2001
US	$ 6,234	$ 5,256	$ 7,497
UK/Europe	7,736	7,212	7,089
Rest of World	106	1,012	72
Total	$ 14,076	$ 13,480	$ 14,658